Exhibit 3.2.1

STATE OF NEVADA
CERTIFICATE OF AMENDMENT
OF ARTICLES OF INCORPORATION

ORDERPRO LOGISTICS, INC., a corporation organized and existing under and by virtue of the laws of the State of Nevada,

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Order Pro Logistics, Inc. (the “Corporation”), resolutions were duly adopted setting forth a proposed amendment of the Articles of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Articles of Incorporation of the Corporation be amended by changing the Article thereof numbered “Fourth” so that, as amended, said Article shall be and read as follows:

This Corporation is authorized to issue two classes of stock to be designated, respectively, "common stock" and "preferred stock." The total number of shares which this Corporation is authorized to issue is Two hundred sixty million (260,000,000) shares. Two hundred fifty million (250,000,000) shares shall be common stock (the "Common Stock"). Ten million (10,000,000) shares shall be preferred stock (the "Preferred Stock"). Each share of Preferred Stock shall have a par value of $0.001, and each share of Common Stock shall have a par value of $0.001.

The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board), and such resolution or resolutions shall set forth the number of shares comprising each such series, the voting powers, full or limited or none, of each such series and the designations, preferences and relative, participating, optional or other special rights, and any qualifications, limitations or restrictions thereof, of each such series. The Board of Directors is authorized to alter the designation, rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series of Preferred Stock, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a written consent of a majority of the shareholders of the Corporation was delivered to the Corporation with the necessary number of shares as required by law were voted in favor of the amendment.

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THIRD:    That said amendment was duly adopted in accordance with the provisions of the laws of the State of Nevada.

FOURTH:    That the capital of the Corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said the Corporation has caused this certificate to be signed by, Richard Windorski, an authorized officer, this ____ day of December, 2003.

By: _____________________________________

Name: Richard Windorski

Title of Officer: Chief Executive Officer